SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 20, 2003

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On October 20, 2003, Irwin Financial Corporation announced its third quarter earnings conference call as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued October 20, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: October 20, 2003   By: /s/ GREGORY F. EHLINGER

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued October 20, 2003

Irwin Financial Corporation
500 Washington Street
P.O. Box 929
Columbus, IN 47202-0929
812.376.1909
812.376.1709 Fax
www.irwinfinancial.com



NEWS RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

October 20, 2003   For immediate release

IRWIN FINANCIAL CORPORATION ANNOUNCES
THIRD QUARTER EARNINGS CONFERENCE CALL

(Columbus, IN) IRWIN FINANCIAL CORPORATION (NYSE: IFC) intends to release its
Third Quarter 2003 operating results on October 22, 2003.

At 1:00 p.m. EDT, 12:00 p.m. CDT, on October 22nd , the Corporation will hold a conference
call to review results. The toll-free number to join the call will be (888) 545-0687, please tell the
operator you would like to join the Irwin Financial call. A company news release regarding the
topic of the call will be available on the Irwin Financial Corporation website and on
PRNewswire before the call. Greg Ehlinger, Senior Vice President and CFO, and Will Miller,
Chairman and CEO, Irwin Financial Corporation, will be the speakers on the call.

Information provided and statements made during the call that are not purely historical are
forward-looking statements within the meaning of the Private Securities Litigation Reform Act
of 1995, including statements regarding the company's expectations, hopes, beliefs and
intentions on strategies regarding the future. It is important to note that the company's actual
future results could differ materially from those projected in such forward-looking statements
because of a number of factors, including, but not limited to, general economic, business and
financing conditions, governmental action, competitor activity, expense volatility, changes in
applicable accounting policies or principles, and other risks detailed from time to time in IFC
Securities and Exchange Commission filings.

Irwin Financial Corporation (www.irwinfinancial.com) is a bank holding company, with a
history tracing to 1871. Irwin**®**, through its subsidiaries -- Irwin Mortgage Corporation, Irwin
Home Equity Corporation, Irwin Union Bank, Irwin Commercial Finance, and Irwin Ventures --
provides a broad range of financial services to consumers and small businesses in selected
markets in the United States and Canada.